IMAGE OMITTEDFree Writing Prospectus Registration Statement No. 333-200365 Dated November 3, 2015 Filed Pursuant to Rule 433 Structured InvestmentsIMAGE OMITTEDIMAGE OMITTED Investment Strategies For Your Market View IMAGE OMITTED

IMAGE OMITTED InnovativeIMAGE OMITTEDIMAGE OMITTED IdeasIMAGE OMITTEDIMAGE OMITTED Designed to Complement Your InvestmentIMAGE OMITTEDIMAGE OMITTED Portfolio With a unique approach to identifying investment ideas and sourcing investment strategies, Morgan Stanley Wealth Management’s Structured Investments team provides investors with a wide variety of products tied to the performance of underlying assets from different asset classes.

IMAGE OMITTED For over a decade, Morgan Stanley Wealth Management has been offering a variety of Structured Investments. Today, we are a leading distributor of Structured Investments and we have witnessed increasing investor demand over the years. Morgan Stanley Wealth Management has sold billions of dollars of these securities to our U.S. and international investors.
Depending upon your net worth, investment objectives and risk tolerance, you may determine that Structured Investments can IMAGE OMITTED play a role in achieving your financial goals.
Structured Investments involve risks not associated with other types IMAGE OMITTED of investments. You should make an investment decision only after thoroughly reviewing the offering documents for each particular Structured Investments offering, including the risk disclosure contained within.

IMAGE OMITTED Why Do Investors Buy Structured Investments? Quite simply, we provide investors with investment strategies that may not be easily achieved via more traditional investments. These strategies can offer investors different risk-reward characteristics. Just as stocks and bonds serve as essential components of a diversified financial portfolio, investors may add structured investments to their holdings to address particular investment objectives within an overall investment plan. 2

By selecting an offering within a particular payoff category and risk-reward profile, you may be able to complement your particular investment objectives (capital appreciation, income, aggressive income or speculation).
You may seek a bullish, bearish or a market-neutral view linked to the performance of a particular underlier or underliers from asset classes such as equities, commodities, currencies and/or interest rates. IMAGE OMITTED
All offerings have a specified maturity date, but some are subject to issuer call rights or event-driven call provisions. Investors must consider their market view IMAGE OMITTED in relation to the fixed term of the offering (as it may be shortened by a call provision, if applicable).
Structured Investments offerings may not be made available to all investors and you may not be eligible to purchase them. IMAGE OMITTED

IMAGE OMITTEDObtain Investment Exposure to Different Asset Classes All Structured Investments offerings are dependent upon the performance of one or more underlying assets. Any periodic payments (if applicable), supplemental payments at maturity (if applicable) and, if applicable, the return of your principal at maturity (depending upon the payoff) are a function of the performance of the applicable underlier(s) and are subject to the credit risk of the issuer. Some offerings are designed to provide potential returns linked to underliers from two different asset classes. For example, investors may seek returns linked to the performance of the S&P 500® Index and to 3-month LIBOR.
Interest Rates

IMAGE OMITTED

Stocks or Equity Indices	Commodities	Foreign Exchange

IMAGE OMITTED Designed to either provide for the potential for periodic income or for capital appreciation while returning a minimum of the investor’s initial investment at maturity. Market-linked deposits are not securities and are not registered with the SEC. They are insured by the FDIC up to applicable limits. Market-Linked Notes and Market-Linked Deposits Gain Access to a Variety of Product Categories (Payoffs) Morgan Stanley Wealth Management brands its offerings into one of five different product categories (payoffs). These categories provide investors with a variety of risk-reward profiles. All Structured Investments expose investors to the credit risk of the issuer with respect to any periodic payments and payments at maturity2. 1
Partial Principal at Risk Securities Designed to either provide for the potential for periodic income or for capital appreciation while paying a minimum of 90%- 99% of the investor’s initial investment at maturity.

IMAGE OMITTED Leveraged Performance Investments Designed to provide for capital appreciation where the investor has the 3potential for leveraged 5 upside appreciation, typically subject to a maximum return Enhanced Yield and with the potential for loss of principal at maturity. Investments Designed to provide for potential above-market periodic income, but subject investors to the potential loss of principal 4at maturity.
Access Investments Designed to provide investors with exposure (generally 1:1 upside exposure and 1:1 downside risk) to underlying assets which may otherwise be difficult to achieve via a direct investment. These investments subject investors to the potential loss of principal at maturity.

IMAGE OMITTEDInvestment Availability All Structured Investments offerings are priced and executed on a specified date. Offerings are made available for purchase on a scheduled basis, as market opportunities present themselves or based upon your own specifications.

Routine Offerings Typically, we provide investors with access to offerings that are offered on periodic cycles. We execute transactions which are designed to provide investors with the potential to obtain above market yield. These offerings are typically linked to the performance of stocks based within the United States that trade on NASDAQ or the NYSE. Also, we execute transactions which are designed to provide investors with strategic investment opportunities. These offerings are typically linked to the performance of major market indi-ces and Exchange Traded Funds (ETFs).
Tactical Opportunities When there are sharp upward or downward market movements, we provide investors with strategies designed to potentially obtain a tactical market entry point. Tailored Strategies Investors who have the financial ca-pacity to invest $3 million or more in a single investment may request that Morgan Stanley Wealth Management create a structured investments of-fering based on specific investment parameters. We may or may not be able to create this for you, but we will work with our issuers to try to meet your specifications and risk-reward profile.

IMAGE OMITTEDIMAGE OMITTEDCommon Formats for Structured Investments Structured Investments come in a variety of formats (often called a wrapper). Following are commonly used formats (please note the important differences).

SEC Registered Securities Senior, unsecured debt securities of the issuer. Similar to the credit risks associated with traditional corporate bonds, this type of wrapper will generally rank equally in the capital structure with all other unsecured and unsubordinated debt of the issuer.
Bank Issued Market-Linked Deposits IMAGE OMITTED Principal protected deposits issued by banks and are not securities or registered with the SEC. These deposits are FDIC insured within applicable limits, generally up to $250,000 per depositor in most insurable capacities (as of December 31, 2013) and up to $250,000 per participant in certain “self-directed” retirement accounts.
Bank Issued 3(a)(2) Securities IMAGE OMITTED Senior, unsecured securities issued by banks. Even though these securities are issued by a bank, they are NOT deposits and are NOT insured by the FDIC. Such securities are exempt from SEC registration under Section 3(a)(2) of the Securities Act.
Reg. S Notes (Non-U.S. Investors Only) IMAGE OMITTEDSenior, unsecured notes exempt from registration under the 1933 Act pursuant to Reg. S. Reg. S securities are offered to off-shore investors ONLY; they are NOT offered, sold or otherwise made available to U.S. investors. 9

IMAGE OMITTEDIMAGE OMITTEDHow Can an Open Architecture Platform be Beneficial to You?

Credit Diversification IMAGE OMITTEDIMAGE OMITTED The Structured Investments team works with a number of issuers in order to provide you with credit exposure to different issuers. At the time of issuance, all of our issuers have a credit rating above investment grade. Bidding Analysis IMAGE OMITTEDIMAGE OMITTED Once we receive quotes from our issuers, we analyze their pricing while considering any differences in their creditworthiness. 10
Response Times In some instances, sharp market movements may provide investors with tactical market entry points. Using our relationships with a number of different issuers, we strive to respond quickly with investment opportunities. Competitive Bidding Process We put our issuers in competition with each other in order to provide you with competitive pricing with respect to the economic components of the particular offering.

IMAGE OMITTEDThe Structured Investments Team As a resource to your Financial Advisor, Morgan Stanley Wealth Management has a Structured Investments team within its Capital Markets Division. The Structured Investments team is comprised of interwoven groups: marketing, secondary market trading and product employees.

Product Team The Product Team interacts with the Marketing Team and utilizes an open architecture platform with our issuers to provide investors with an array of investment alternatives with competitive pricing.
Secondary Market Trading Team The Secondary Market Trading team assists Financial Advisors with executing investors’ orders. Structured Investment issuers may, but are not obligated to, make a secondary market in their offerings.

Marketing Team The marketing team is an available resource to your Financial Advisor. The team provides geographical coverage throughout the United States and internationally.

How You Can Learn More About Structured Investments Morgan Stanley Wealth Management has created additional materials about Structured Investments for your consideration. Additionally, and most importantly, you should carefully review the offering documents related to a specific investment prior to making an investment decision to ensure that you are familiar with the risks and potential conflicts inherent in the specific investments and Structured Investments generally. Your Financial Advisor can assist you with obtaining these materials: Introduction to Structured Investments Structured Investments – Enhanced Yield Investments Structured Investments – Leveraged Performance: PLUSSM and Jump Securities Interest Rate Linked Structured Investments Offering Documents
Additional information about the risks associated with Structured Investments IMAGE OMITTED is available to you on the websites of the Financial Industry Regulatory Authority/ FINRA (http://www.finra. org) and the Securities and Exchange Commission/ SEC (http://www.sec.gov). IMAGE OMITTED

Structured Investments are complex and involve risks. These risks can include, but are not limited to: fluctuations in the price, level or yield of the underlying asset(s), interest rates, currency values and credit quality; substantial loss of principal; limits on participation in appreciation of the underlying asset(s); limited liquidity; credit risk of the issuer; and conflicts of interest.

IMAGE OMITTEDImportant Information and Qualifications This material was prepared by sales, trading or other non-research personnel of Morgan Stanley Smith Barney LLC (together with its affiliates hereinafter, “Morgan Stanley Wealth Management,” or “the firm”) . This material was not produced by a research analyst of Morgan Stanley & Co. LLC or Morgan Stanley Wealth Management, although it may refer to a Morgan Stanley & Co. LLC or Morgan Stanley Wealth Management research analyst or report. Unless otherwise indicated, these views (if any) are the author’s and may differ from those of the aforementioned research departments or others in the firm. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. No representation or warranty is made that any returns indicated will be achieved. Potential investors should be aware that certain legal, accounting and tax restrictions, margin require-ments, commissions and other transaction costs may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. These materials may not be distributed in any jurisdiction where it is unlawful to do so. The products described in this communication may not be marketed or sold or be available for offer or sale in a number of jurisdictions where it is unlawful to do so. This publication is disseminated in Japan by Morgan Stanley Japan Limited; in Hong Kong by Morgan Stanley Dean Witter Asia Limited; in Singapore by Morgan Stanley Dean Witter Asia (Singapore) Pte., regulated by the Monetary Authority of Singapore, which accepts responsibility for its contents; in Australia by Morgan Stanley Dean Witter Australia Limited A.B.N. 67 003 734 576, a licensed dealer, which accepts responsibility for its contents; in Canada by Morgan Stanley Canada Limited, which has approved of, and has agreed to take responsibility for, the contents of this publication in Canada; in Spain by Morgan Stanley, S.V., S.A., a Morgan Stanley group company, which is supervised by the Spanish Securities Markets Commission (CNMV) and states that this document has been written and distributed in accordance with the rules of conduct applicable to financial research as es-tablished under Spanish regulations; in the United States by Morgan Stanley Co. LLC, which accepts responsibility for its contents; and in the United Kingdom, this publication is approved by Morgan Stanley & Co. International PLC, solely for the purposes of section 21 of the Financial Services and Mar-kets Act 2000 and is distributed in the European Union by Morgan Stanley Co. International PLC, except as provided above. Private UK investors should obtain the advice of their Morgan Stanley & Co. International PLC representative about the investments concerned. In Australia, this publication, and any access to it, is intended only for “wholesale clients” within the meaning of the Australian Corporations Act. Third-party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data they provide and shall not have liability for any damages of any kind relating to such data. Any estimates, projections or predictions (including in tabular form) given in this communication are intended to be forward-looking statements. Although Morgan Stanley believes that the expectations in such forward-looking statements are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such estimates are subject to actual known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These forward -looking statements speak only as of the date of this communication. Morgan Stanley expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in its expectations or any change in circumstances upon which such statement is based. Prices indicated are Morgan Stanley offer prices at the close of the date indicated. Actual transactions at these prices may not have been effected. The trademarks and service marks contained herein are the property of their respective owners. Additional information on recommended securities discussed herein is available on request. This communication or any portion hereof, may not be reprinted, resold or redistributed without the prior writ-ten consent of Morgan Stanley.

IMAGE OMITTED “PLUSSM” is a service mark of Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The Structured Investments are not sponsored, endorsed, sold or promoted by Stan-dard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the Structured Investments. Each issuer has separately filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. These documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837. IMAGE OMITTED © 2015 Morgan Stanley Smith Barney LLC. Member SIPC. CRC 1148762   CS 8306060 10/15